UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

POWER INTEGRATIONS, INC.

_____________________________________________________________

(Exact name of registrant as specified in its charter)

DELAWARE	000-23441	94-3065014
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5245 Hellyer Avenue, San Jose, California, 95138
(Address of principal executive offices) (Zip Code)

Sunny Gupta Vice President, Operations (408) 414-9200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Power Integrations, Inc. (“Power Integrations”) evaluated its current product lines and determined that tin, tungsten, tantalum and gold (“3TG”) minerals are necessary for the functionality of all of its products.

Conflict Minerals Disclosure

A copy of Power Integrations Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: http://www.power.com/products/product-documents/conflict-minerals-report/

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period from January 1, 2024 to December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Power Integrations, Inc.

May 16, 2025	By:	/s/ SUNNY GUPTA
Sunny Gupta
Vice President, Operations